Aurora Capital LLC
Financial Statement
For the Year Ended December 31, 2020







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48069

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aurora Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

354 Widow Gavits Road PO Box 1167
(No. and Street)

Bridgehampton	NY	11932-1167
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Margolis (917) 8347206-6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave., Suite 165	Northridge,	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Jeff Margolis_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Aurora Capital LLC_____ , as
of ___December 31_____ , 20 _20_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_Jeff Elior Margolis_____
Signature

_____
President
Title

_Tiffany By_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

> A notary public or other officer completing this certificate
> verifies only the identity of the individual who signed the
> document to which this certificate is attached, and not the
> truthfulness, accuracy, or validity of that document.

State of ___New York_____
County of ___Suffolk_____
Subscribed and sworn to (or affirmed) before me on this _3rd_ day of __May_____ ,
_2021_ by
___Jeff Margolis____ proved to me on the basis of satisfactory evidences to be
the person who appeared before me.
Notary Public ___Tiffany By_____



TIFFANY J BEREZNY
Notary Public - State of New York
NO. 01BE6284112
Qualified in Suffolk County
My Commission Expires Jun 17, 2021



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of Aurora Capital LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Aurora Capital LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has suffered losses from operations and cash outflows from operating activities that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
May 3, 2021

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Aurora Capital LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash	$	2,085
Employee advances and due from affiliates - net		402,174
Prepaid expenses and other assets		4,679
Total assets	$	408,938

Liabilities and Members' Equity

Liabilities

Accounts payable and accrued expenses	$	22,500
Total liabilities		22,500

Commitments and Contingencies

Members' equity

Members' equity		386,438
Total members' equity		386,438
Total liabilities and members' equity	$	408,938

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Aurora Capital LLC (the "Company") was organized in 1998 as a limited liability company under the laws of the State of New York and is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). During 2020, the Company withdrew its membership in the Municipal Securities Rulemaking Board ("MSRB"). On April 26, 2021, the Company filed Form 17(a)(11) with FINRA and the SEC informing both FINRA and the SEC of a net capital deficiency reflected in the Company's Form X-17A-5 (FOCUS Report- Part IIA) as of March 31, 2021 and that there was a net capital deficiency as of December 31, 2020 as well. (See Note 8 – Subsequent Event). The Company's managing members are Aurora Capital Corp. and T Morgen Capital LLC. The Company is engaged in the investment banking business, including but not limited to consulting and advisory services and services as a finder. The Company commenced scaling back its general retail securities brokerage business during 2019 and closed that line of business in 2020.

Clearing Agreement

Since the Company closed its retail line of business, the Company no longer has a clearing agreement.

Revenue Recognition

Consulting and advisory, placement agency and other fees and revenues are recognized when earned and are no longer subject to negotiation or refund. All investment banking fees are earned in accordance with the terms of each client engagement. Placement agent fees and other success fee investment banking fees represent fees earned upon the closing of financings or non-financing transactions and are recognized when such closings have occurred. This happens when all conditions precedent to closing have been met, the fee amount is determinable, collection of such fees is highly probable and the Company has met its performance obligations. Other investment banking fees that are not success fee based are consulting fees and due diligence fees that are recognized when the services have been provided and collection is reasonably likely to occur.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company operates as a limited liability company treated as a partnership for tax purposes. Accordingly, all tax effects of the Company's income or loss are passed through to the members and no provision or liability for Federal Income Taxes is included in these financial statements.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2020, the IRS has not proposed any adjustment to the Company's tax position.

Property and Equipment

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing function and/or useful life are capitalized and depreciated using the straight-line method. When items ae sold or retired, the related cost and accumulate depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are fully depreciated as of December 31, 2020.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2020, the Company had a net capital deficit of $20,415 which was a $25,415 deficit of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($22,500) to net capital was -1.10:1 which is less than the 15 to 1 maximum allowed.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company had $379,778 of employee advances and $22,395 of receivables from affiliates at December 31, 2020. The advances are non-interest bearing and due upon demand. The employee advances are almost entirely due from a single executive officer. They arose in prior years, are considered collectible and are not considered a distribution. Although additional advances were made to this executive officer during 2020, such executive officer repaid $50,500 of advances during the year.

In addition, there is $10,000 due from an entity affiliated through common indirect ownership. This amount is fully reserved as it is unclear if the entity will have the resources to remit the amount due.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 4 - **FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES**

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company's financial instruments, including cash, receivables from employee advances, and amounts due from affiliates, prepaid expenses and other assets, and commissions payable and accrued expenses are carried at amounts which approximate fair value.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2020, or during the year then ended.

NOTE 6 - **GUARANTEES**

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2020, or during the year then ended.

NOTE 7 - **RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS**

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

NOTE 7 -   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (CONTINUED)

For the year ending December 31, 2020, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 8 -   SUBSEQUENT EVENT

On April 26, 2021, the Company filed Form 17(a)(11) with FINRA and the SEC informing both FINRA and the SEC of a net capital deficiency reflected in the Company's Form X-17A-5 (FOCUS Report- Part IIA) as of March 31, 2021 and that there was a net capital deficiency as of December 31, 2020 as well. In the Form 17(a)(11) filing, the Company also informed FINRA and the SEC that it had ceased engaging in a securities business and that it was the Company's intent not to return to net capital compliance. Instead it was going to withdraw its registration with the SEC and its membership with FINRA via filing a Form BDW to withdraw after filing an amended FOCUS Report Part IIA and an annual audit report as of December 31, 2020 and taking other appropriate steps to withdraw its registration and membership.

NOTE 9 – GOING CONCERN

Accounting Standards Codification (ASC) Topic 205-40, Presentation of Financial Statements -Going Concern (ASC 205-40), requires management to assess the ability of the Company to continue as a going concern for one year after the date the financial statements are issued. As required by this standard, management's evaluation shall initially not take into consideration the potential mitigating effects of management's plans that have not been fully implemented as of the date the financial statements are issued.

The Company's revenues have dropped over the past few years as operations have decreased, resulting in decreased profits and losses. These financial statements were prepared as if the Company were to continue to operate as a going concern. Management's plan to maintain the operations of the Company, have been to reduce operation and variable costs to align with the decrease in revenues. Management has also pledged to sustain the Company's operations with cash infusions should the need arise.

NOTE 10 – COVID IMPACT

Management is currently evaluating the COVID-19 pandemic and its impact on the financial services industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.